FILE NO. 70-

               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                              FORM U-1

     APPLICATION/DECLARATION TO IMPLEMENT A SHAREHOLDER RIGHTS
     PLAN AND ENTER INTO A RIGHTS AGREEMENT UNDER THE PUBLIC
               UTILITY HOLDING COMPANY ACT OF 1935

Northeast Utilities                     Northeast Utilities Service Company
174 Brush Hill Avenue                   107 Selden Street
West Springfield, MA 01090-0010         Berlin, CT 06037

(Names of companies filing this statement and addresses of principal executive offices)

                         NORTHEAST UTILITIES
               (Name of top registered holding company)

                         Cheryl W. Grise
          Senior Vice President, Secretary and General Counsel
               Northeast Utilities Service Company
                         107 Selden Street
                         Berlin, CT 06037
               (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:


Jeffrey C. Miller, Esq.       David R. McHale
Assistant General Counsel     Vice President and Treasurer
Northeast Utilities           Northeast Utilities Service Company
Service Company               107 Selden Street
107 Selden Street             Berlin, CT 06037
Berlin, CT 06037

William H. Cuddy, Esq.
Day, Berry & Howard LLP
CityPlace I
Hartford, CT 06103-3499



















ITEM 1
DESCRIPTION OF PROPOSED TRANSACTIONS

Introduction

     1. Northeast Utilities (the "Company"), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended ("the Act"), and Northeast Utilities Service Company ("NUSCO"), a service company subsidiary of the Company whose organization and conduct of business have been approved by the Commission, submit this application/declaration pursuant to Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rule 42 thereunder with respect to (a) the implementation of a shareholder rights plan for the Company ("the Plan") which is embodied in a related Rights Agreement ("Agreement") between the Company and NUSCO, acting in its capacity as transfer agent and registrar of the Company's shares (the "Rights Agent"), which is an attachment to this filing, Exhibit B, and (b) permission to enter into the Agreement. (The Company and NUSCO are referred to collectively as the "Applicants.")

The Plan

     2. The Applicants seek the implementation of the Plan to allow the Company's Board of Trustees ("Board") (i) to negotiate with potential acquirers so that it may serve the best interests of the Company's shareholders and other constituencies, (ii) to help preserve the Board's bargaining power and to give the Board additional time to consider and pursue alternatives, (iii) to deter market accumulators who seek to acquire control through a partial acquisition without paying a fair price for control or who simply want to put the Company "in play", and (iv) to reduce the potential risk of coercive, unfair offers for the Company (such as two-tier offers).

     3. The Applicants seek authorization to implement the Plan and enter into the Agreement pursuant to which the Board would declare a dividend distribution consisting of one common share purchase right (a "Right") for each of the outstanding common shares, $5.00 par value, of the Company (the "Common Shares") to shareholders of record at the close of business on the fifth business day after the date of the approval of this Commission under the Act (the "Record Date"). All issuances of Common Shares after the Record Date and prior to the Distribution Date, defined below, will have the same rights. The Rights are to be issued pursuant to the Agreement which was approved by the Board on February 23, 1999. Each Right has an exercise price of $ 65.00, subject to adjustment (the "Exercise Price"). The Exercise Price will reflect the possible long-term value of the Company's Common Shares over the life of the Rights. The life of the Rights will be approximately 10 years. The description and terms of the Rights are set forth in the Agreement between the Company and the Rights Agent. NUSCO will perform its services under the Agreement at cost, determined in accordance with Rule 91. The Agreement provides for its termination to the extent that performance conflicts with any rule, regulation or order of the Commission.

Distribution Date; Transfer of Rights

     4. A Right is not exercisable until the occurrence of certain "triggering" events. The date upon which such events take place is the Distribution Date. The Distribution Date will not occur until the earlier of a certain time after (i) a person or affiliated group (the "Acquiring Person") has obtained beneficial ownership of 15% or more of the Company's Common Shares or (ii) the commencement of a tender or exchange offer which would result in beneficial ownership by any person or affiliated group of 15% or more of the Company's Common Shares.

     5. Until a Right is exercisable, the Rights, as such, will not grant the holders thereof rights as shareholders of the Company. Prior to the Distribution Date, the Rights are evidenced by the certificates for the underlying Common Shares. Under the Agreement, until the Distribution Date, the Rights will be transferred with, and only with, the Company's Common Shares. Following the Distribution Date, the Rights Agent will mail separate Right Certificates to the holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights can then be traded separately from the underlying Common Shares. The Rights will terminate at the close of business on February 23, 2009 unless earlier redeemed or exchanged by the Company as described below.

Exercise of Rights for Common Shares of the Company

     6. In the event that a person or group becomes an Acquiring Person, the other holders of Rights will have the right to receive upon their exercise that number of Common Shares (or, in certain circumstances cash, property or other securities of the Company or a reduction of the Exercise Price) having a market value of two times the Exercise Price. Rights which are, were or subsequently become beneficially owned by the Acquiring Person and certain other related persons will become null and void.

Exercise of Rights for Shares of the Acquiring Company

     7. In the event that, at any time following the Distribution Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving entity or in which the Company's Common Shares are changed into stock of another person or other property or
(ii) the Company sells or transfers assets or earning power aggregating more than 50% of its present assets or earning power to another person, each Right will entitle the holder thereof (other than the Acquiring Person) to purchase that number of shares of the surviving company's stock which have at that time a market value of two times the Exercise Price.

Redemption and Exchange of Rights

     8. At any time prior to the close of business on the tenth day after a person or group becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). Immediately upon the action of the Board to redeem the Rights, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

     9. Any time after a person or group becomes an Acquiring Person and before such person owns 50% or more of the Common Shares, the Board has the option to exchange all or part of any Rights for Common Shares at a one-to-one exchange ratio. Rights held by the Acquiring Person may not participate in this exchange. This provides other shareholders with an opportunity to increase their stock ownership without having to pay in cash the Exercise Price of their Rights.

Other Matters

     10. Except in accordance with the Act, neither the Company nor any subsidiary thereof (a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by the Company and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

     The Company and its subsidiaries are in compliance with Rule 53(a), (b), and (c), as demonstrated by the following determinations:

(i) The Company's aggregate investment in EWGs and FUCOs (i.e., amounts invested in or committed to be invested in EWGs and FUCOs, for which there is recourse to the Company) does not exceed 50% of the Company and its subsidiaries' consolidated retained earnings as reported for the four most recent quarterly periods on the Company's Form 10-K and 10-Qs. At December 31, 1998, the ratio of such investment ($ 51 million) to such consolidated retained earnings ($606 million) was 8.5 percent.

(ii) Ave Fenix (the Company's only EWG or FUCO at this time) maintains books and records, and prepares financial statements in accordance with Rule 53(a)(2). Furthermore, the Company has undertaken to provide the Commission access to such books and records and financial statements, as it may request.

(iii)No employees of the Company's public utility subsidiaries have rendered services to the EWGs/FUCOs.

(iv) The Company has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and
(b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of the Company's public utility subsidiaries.

(v) Neither the Company nor any Company subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding. In addition, although the Company's average consolidated retained earnings ("CREs") for the four most recent quarterly periods have decreased by 10% or more from the average for the previous four quarterly periods (at December 31, 1997, the Company's CREs were $ 733 million; at December 31, 1998 the Company's CREs were $606 million), the Company's aggregate investment in EWGs/FUCOs at such date ($51 million) did not exceed two percent of the Company's consolidated capital invested in utility operations ($125.7 million).

(vi) In the previous fiscal year, the Company did not report operating losses attributable to its investment in EWGs/FUCOs, unless such losses did not exceed 3 percent of the Company's consolidated retained earnings.

ITEM 2
FEES, COMMISSIONS AND EXPENSES

11. The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the Company are as follows:

     Fees for outside counsel      $ 13,500*
     Fees for investment advisor   $ **
     Miscellaneous costs           $ 10,000*

*  Estimated
** No separable fee allocable to the Rights Plan is being charged. Such services are being provided by an advisor under an agreement for a broad array of shareholder relations services.

     12. None of such fees, commission or expenses will be paid to any associate company or affiliate of the Applicants except for payments by the Company for financial and other services, including services rendered under the Agreement, to be performed at cost by NUSCO, an affiliated service company.

ITEM 3
APPLICABLE STATUTORY PROVISIONS

     13. Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rule 42 thereunder are or may be applicable to the proposed transaction. To the extent any other sections of the Act or Rules thereunder may be applicable to the proposed transaction, the Applicants request appropriate orders thereunder.

ITEM 4
REGULATORY APPROVAL

     14. No state or Federal regulatory approval, other than the approval of the Commission pursuant to this Application, is required to consummate the transactions described herein.

ITEM 5
PROCEDURE

     15. The Applicants respectfully request the Commission's approval, pursuant to this Application/Declaration, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date but in any event not later than April 30, 1999. Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

ITEM 6
EXHIBITS AND FINANCIAL STATEMENTS

(a)  Exhibits

     A.1  Example of Rights language on Common Share certificate (included in
          Section 3(c) of Rights Agreement).

     A.2  Example of Rights language on Right Certificate (included in
          Section 4(b) of Rights Agreement. See also Exhibit A of Rights Agreement).

     B.   Rights Agreement.

     C.   Not applicable.

     D.   Not applicable.

     E.   Not applicable.

     F.   Opinion of Counsel.

     G    Not Applicable.

     H.   Proposed form of Notice.

(b)  Financial Statements

Financial statements are not included because the proposed transactions will not have a material impact on the financial condition of either of the Applicants.

ITEM 7
INFORMATION AS TO ENVIRONMENTAL EFFECTS

(a) The financial transactions described herein do not involve a major Federal action significantly affecting the quality of the human environment.

(b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions.

                              SIGNATURES

     Pursuant to the requirement of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  March 4, 1999

NORTHEAST UTILITIES
NORTHEAST UTILITIES SERVICE COMPANY
By/s/David R. McHale
Name:  David R. McHale
Title:   Vice President and Treasurer


INDEX TO EXHIBITS AND FINANCIAL STATEMENTS
FILED WITH FORM U-1 OF NORTHEAST UTILITIES

(a)  Exhibits


     A.1  Example of Rights language on Common Share certificate (included in
          Section 3(c) of Rights Agreement).

     A.2  Example of Rights language on Right Certificate (included in
          Section 4(b) of Rights Agreement. See also Exhibit A of Rights Agreement).

     B.   Rights Agreement.

     C.   Not applicable.

     D.   Not applicable.

     E.   Not applicable.

     F.   Opinion of Counsel.

     G.   Not applicable.

     H.   Proposed form of Notice.

(b)  Financial Statements

Financial statements are not included because the proposed transactions will not have a material impact on the financial condition of either of the Applicants.